SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(AMENDMENT NO. 2)

(FINAL AMENDMENT)

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

ACTIONPOINT, INC.

(Name of Subject Company (Issuer))

ACTIONPOINT, INC.

(Name of Filing Person (Offeror))

Options Under ActionPoint, Inc. 1993 Stock Option/Stock Issuance Plan and

1999 Stock Plan to Purchase Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

457654101

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Stephen Francis

President and Chief Executive Officer

ActionPoint, Inc.

1299 Parkmoor Avenue

San Jose, California 95126

(408) 325-3800

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing person)

Copy to:

Jay K. Hachigian, Esq.

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

610 Lincoln Street

Waltham, Massachusetts 02451

(781) 890-8800

CALCULATION OF FILING FEE

Transaction valuation* Amount of filing fee

$2,253,456 $451**

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,900,564 shares of common stock of ActionPoint, Inc. having an aggregate value of $2,253,456 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

** Previously paid.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.

Form or Registration No.: Not applicable.

Filing party: Not applicable.

Date filed: Not applicable.

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_] third party tender offer subject to Rule 14d-1.

[X] issuer tender offer subject to Rule 13e-4.

[_] going-private transaction subject to Rule 13e-3.

[_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [X]

This Amendment No. 1 and Final Amendment to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission on August 3, 2001, relating to the offer by ActionPoint, Inc., a Delaware corporation (the "Company"), to exchange all options outstanding under the eligible option plans (the "Options") to purchase shares of the Company's common stock, par value $0.01 per share (the "Common Stock"), for replacement options (the "Replacement Options") to purchase shares of the Common Stock to be granted under the eligible option plans, upon the terms and subject to the conditions described in the Offer to Exchange and the related Letter of Transmittal (the "Letter of Transmittal" and, together with the Offer to Exchange, as they may be amended from time to time, the "Offer").

Item 4. Terms of the Transaction.

Item 4 is hereby amended and supplemented as follows: The Offer expired on August 31, 2001 and the Company has accepted for exchange pursuant to the Offer, Options to purchase an aggregate of 1,136,429 shares of Common Stock. Subject to the terms and conditions of the Offer, the Company will grant New Options to purchase an aggregate of 1,136,429 shares of Common Stock in exchange for the Options accepted for exchange.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and restated as follows so as to add Exhibit (a)(11) attached hereto:

(a)(1)* Offer to Exchange, dated August 3, 2001.

(a)(2)* Form of Letter of Transmittal.

(a)(3)* Form of letter to eligible option holders.

(a)(4)* Form of e-mail letter to ActionPoint employees.

(a)(5) ActionPoint, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on April 2, 2001, which is incorporated herein by reference.

(a)(6) ActionPoint, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2001, filed with the Securities and Exchange Commission on May 10, 2001, which is incorporated herein by reference.

(a)(7)* Computation of Ratio of Earnings to Fixed Charges.

(a)(8)* Form of e-mail confirmation of receipt of Letter of Transmittal.

(a)(9)* Slide presentation to employees regarding the Offer to Exchange.

(a)(10)* E-mail letter to employees dated August 17, 2001.

(a)(11) E-mail letter to employees dated August 30, 2001.

(b) Not applicable.

(d)(1)* ActionPoint, Inc. 1993 Stock Option/Stock Issuance Plan.

(d)(2)* Form of Option Agreement issued pursuant to the ActionPoint, Inc. 1993 Stock Option/Stock Issuance Plan.

(d)(3) ActionPoint, Inc. 1999 Stock Option Plan. Filed as Exhibit 10.3 to the Company's Annual Report on Form 10-K for the period ended December 31, 2000 filed on April 2, 2001, which exhibit is incorporated herein by reference.

(d)(4)* Form of Option Agreement issued pursuant the ActionPoint, Inc. 1999 Stock Plan.

(d)(5)* Press release dated August 3, 2001.

(g) Not applicable.

(h) Not applicable.

* Previously filed

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to the Schedule TO is true, complete and correct.

ActionPoint, Inc.

/s/ Stephen Francis

Stephen Francis,

President Chief Executive Officer

Date: September 5, 2001

Exhibit

Number Description

(a)(1)* Offer to Exchange, dated August 3, 2001.

(a)(2)* Form of Letter of Transmittal.

(a)(3)* Form of letter to eligible option holders.

(a)(4)* Form of e-mail letter to ActionPoint employees.

(a)(5) ActionPoint, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on April 2, 2001, which is incorporated herein by reference.

(a)(6) ActionPoint, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2001, filed with the Securities and Exchange Commission on May 10, 2001, which is incorporated herein by reference.

(a)(7)* Computation of Ratio of Earnings to Fixed Charges.

(a)(8)* Form of e-mail confirmation of receipt of Letter of Transmittal.

(a)(9)* Slide presentation to employees regarding the Offer to Exchange.

(a)(10) E-mail letter to employees dated August 17, 2001.

(a)(11) E-mail letter to employees dated August 30, 2001.

(d)(1)* ActionPoint, Inc. 1993 Stock Option/Stock Issuance Plan.

(d)(2)* Form of Option Agreement issued pursuant to the ActionPoint, Inc. 1993 Stock Option/Stock Issuance Plan.

(d)(3) ActionPoint, Inc. 1999 Stock Option Plan. Filed as Exhibit 10.3 to the Company's Annual Report on Form 10-K for the period ended December 31, 2000 filed on April 2, 2001, which exhibit is incorporated herein by reference.

(d)(4)* Form of Option Agreement issued pursuant the ActionPoint, Inc. 1999 Stock Plan.

(d)(5)* Press release dated August 3, 2001.

* Previously filed.

Exhibit (a)(11)

To: ActionPoint Employees

From: Steve Francis, President and CEO

Re: Stock Option Exchange -- DEADLINE tomorrow

Date: August 30, 2001

As you are probably aware, the deadline for electing to participate in, or for modifying or rescinding your election to participate in, the ActionPoint stock option exchange program is 9:00 p.m. Pacific Time on August 31, 2001 (unless this deadline is extended by ActionPoint prior to that time). THAT IS TOMORROW NIGHT. After the deadline, if accepted by ActionPoint, your election to participate in the program will be irrevocable.

If you have not yet submitted your "Letter of Transmittal" (election to participate), but you plan to do so, and you would like to be reminded again tomorrow, please forward this email to Jocelyn (see below), with or without a note "Remind me".

In deciding whether to participate in (or to modify or rescind your participation in) the ActionPoint Stock Option Exchange Program you should consider the following information:

- Information previously provided to you.

- Information available in disclosure documents filed with the SEC.

Should you have any questions or concerns related to the offer, please do not hesitate to contact me or Jocelyn Obille at (408) 325-3800 or at jobille@actionpoint.com.

Thanks,

/s/ Steve Francis